SECUR 04002547 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 2 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 51486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-03 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EITEL & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 East 79th Street, Apt. 3D
(No. and Street)

New York | New York | 10021-1255
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Eitel 800-537-0072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PLAUT & ASSOCIATES, PSC
(Name – *if individual, state last, first, middle name*)

6004 BROWNSBORO PARK BLVD, STE. B | LOUISVILLE, | KY | 40207
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Eitel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eitel & Company, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public

ALEXIS DEJESUS
Notary Public, State of New York
No.01DE6083449
Qualified In Kings County
COMMISSION EXPIRES: 11/18/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EITEL & COMPANY

FINANCIAL STATEMENTS
AND REPORTS OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2003 AND 2002

TABLE OF CONTENTS

Plaut & Associates, P.S.C.

Certified Public Accountants

6004 Brownsboro Park Boulevard, Suite B
Louisville, Kentucky 40207
voice (502) 896-9215 fax (502) 893-8255

H. Steven Plaut, CPA
Anthony B. Howard, CPA
Kimberly S. Taylor, CPA
Nancy A. Langan

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON BASIC FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

To the Officer of
Eitel & Company

We have audited the accompanying statements of financial condition of Eitel & Company, a Kentucky Sub-Chapter S-Corporation, as of December 31, 2003 and 2002, and the related statements of operations, changes in financial condition, changes in stockholder's equity and statements of liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eitel & Company as of December 31, 2003 and 2002 and the results of its operations and its changes in financial condition for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on pages 12-15 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Plaut + Associates, PSC

Plaut & Associates, PSC
Certified Public Accountants
Louisville, Kentucky

February 9, 2004

EITEL & COMPANY
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002
Cash	$ 4,960	$ 173
Receivable From Broker-Dealers and Clearing Organization	1,423	212
Prepaid Expenses	690	655
Deposits with Clearing Organization and Others	15,183	15,183
Total Assets	$ 22,256	$ 16,223

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts Payable	$ 795	$ 441
Total Liabilities	795	441
Stockholder's Equity		
Common Stock, $0.10 Par Value, Authorized 1,000 Shares, Issued 1000 Shares	100	100
Additional Paid - In Capital	16,561	16,561
Retained Earnings (Deficit)	4,800	(879)
Total Stockholder's Equity	21,461	15,782
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 22,256	$ 16,223

See accompanying notes and accountant's report.

EITEL & COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE		
Commission Income	$ 20,379	$ 5,667
Interest Income	409	446
Total Revenues	20,788	6,113
OPERATING EXPENSES		
Accounting and Consulting	2,025	1,606
Dues and subscriptions	-	150
Insurance	369	-
Licenses and Permits	2,145	1,054
Miscellaneous expense	139	
Office Expenses	882	2,557
Postage and Delivery	95	157
Bank and Clearing Charges	4,054	1,318
Total Operating Expenses	9,709	6,842
NET INCOME (LOSS) FROM OPERATIONS	11,079	(729)
OTHER INCOME (LOSS)		
Loss on sale of securities	-	(8,518)
Total Other Income (Loss)	-	(8,518)
NET INCOME (LOSS) FOR THE YEAR	$ 11,079	$ (9,247)

See accompanying notes and accountant's report.

EITEL & COMPANY
STATEMENTS OF CHANGES IN FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 11,079	$ (9,247)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
(Increase) Decrease in Assets:		
Receivable From Broker-Dealers and Clearing Organization	(1,210)	(25)
12b-1 Fees Receivable		-
Prepaid Expenses	(35)	(70)
Increase (Decrease) in Liabilities:		
Accounts Payable, Accrued Expenses, and Other Liabilities	353	(248)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	10,187	(9,590)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities	-	23,382
Loss on sale of securities	-	8,518
NET CASH PROVIDED BY INVESTING ACTIVITIES	-	31,900
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to Stockholder	(5,400)	(22,822)
NET CASH USED BY FINANCING ACTIVITIES	(5,400)	(22,822)
Net Increase (Decrease) in cash	4,787	(512)
CASH AT BEGINNING OF YEAR	173	685
CASH AT END OF YEAR	$ 4,960	$ 173

See accompanying notes and accountant's report.

EITEL & COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balance, December 31, 2001	$ 100	$ 16,561	$ 31,190	$ 47,851
Net Income (Loss)	-	-	(9,247)	(9,247)
Distributions to Stockholders	-	-	(22,822)	(22,822)
Balance, December 31, 2002	$ 100	$ 16,561	$ (879)	$ 15,782
Balance, December 31, 2002	$ 100	$ 16,561	$ (879)	$ 15,782
Net Income	-	-	11,079	11,079
Distributions to Stockholders	-	-	(5,400)	(5,400)
Balance, December 31, 2003	$ 100	$ 16,561	$ 4,800	$ 21,461

See accompanying notes and accountant's report.

EITEL & COMPANY
STATEMENTS OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2003 AND 2002

NONE

See accompanying notes and accountant's report.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Eitel & Company is a Kentucky Sub-Chapter S Corporation, organized and registered as a minimum net capital broker-dealer. The Company has registered with NASD and the SEC and meets all the licenses and regulatory requirements thereof. The Company exists primarily for regulatory purposes to allow its member and its employees to perform certain securities services that are subject to regulatory oversight. During the year ended December 31, 2003, operations were moved to the state of New York.

As a minimum net capital broker-dealer, the Company does not hold customer securities or cash balances and, if and when its does process customer trades, clears such trades through other broker-dealers. As of December 31, 2003 and 2002, the Company has not processed any customer transactions.

For purposes of the statement of changes in financial condition, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Investments represent securities not publicly traded and are stated at cost which approximates market value. The net realized and unrealized gains (losses) on investments, if any, are reflected in the statement of income.

The accompanying financial statements are prepared in accordance with generally accepted accounting principles, consistently applied (GAAP). It is the opinion of management that there are not material estimates necessary in the preparation of the Company's financial statements. As an S Corporation, the Company is not subject to income taxes; instead, the net earnings or loss is reported by its member on her individual income tax returns.

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to have maintained minimum net capital equal to the greater of $5,000 or 6.67% of aggregated indebtedness. As of December 31, 2003, the Company had net capital of $20,508, which was $15,508 in excess of its minimum requirement. As of December 31, 2002, the Company had net capital of $14,944, which was $9,944 in excess of its minimum requirement.

NOTE 3 – EXEMPTION FROM RULE 15C3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

EITEL & COMPANY
STATEMENTS OF LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2003 AND 2002

NONE

See accompanying notes and accountant's report.

EITEL & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CAPITAL	$ 21,461	$ 15,782
Deductions and/or Charges:		
Nonallowable Assets:		
Deposits with Clearing Organization and Others	183	183
Prepaid Expenses	690	655
TOTAL NET CAPITAL	$ 20,588	$ 14,944
AGGREGATE INDEBTEDNESS		
Items included in Statement of Financial Condition:		
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 795	$ 441
Total Aggregate Indebtedness	$ 795	$ 441
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minumum Net Capital Required	$ 53	$ 29
Minimum Dollar Net Capital Required	$ 5,000	$ 5,000
Net Capital Requirement- Greater of Minimum Net Capital or Minimum Dollar Net Capital	$ 5,000	$ 5,000
Excess Net Capital	$ 15,588	$ 9,944
Excess Net Capital at 1,000% of Aggregated Indebtedness - Excess Net Capital Less 10% of Accounts Payable	$ 20,508	$ 14,899
Percentage of Aggregated Indebtedness of Net Capital	4%	3%
Percentage of Debt to Debt-Equity Computed in Accordance With Rule 15c3-1(d)	N/A	N/A

See accompanying notes and accountants' report.

EITEL & COMPANY
NET CAPITAL RECONCILIATION PURSUANT TO RULE 17a-5(d)4
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Net capital, as reported by Company in Part IIA (unaudited) of Focus Report	$ 20,588	$ 14,944
Net audit adjustments	-	-
Net capital as computed under Rule 15c3-1	$ 20,588	$ 14,944

See accompanying notes and accountants' report.

Plaut & Associates, P.S.C.

Certified Public Accountants

6004 Brownsboro Park Boulevard, Suite B
Louisville, Kentucky 40207
voice (502) 896-9215 fax (502) 893-8255

H. Steven Plaut, CPA
Anthony B. Howard, CPA
Kimberly S. Taylor, CPA
Nancy A. Langan

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audits of the financial statements and supplemental schedules of Eitel & Company (the Company), for the years ended December 31, 2003 and 2002, we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with the generally accepted accounting principles. Rule 17a-5(g) listed additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate on December 31, 2003 and 2002, to meet the SEC's objective.

This report is intended solely for the use of the Member, management, the SEC, NASD and other regulatory agencies that rely on rule 7a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Plaut + Associates, PSC

Plaut & Associates, PSC
Certified Public Accountants

February 9, 2004